Exhibit 3.1

CERTIFICATE OF TRUST

OF

GLOBAL CURRENCY GOLD TRUST

THIS CERTIFICATE OF TRUST of Global Currency Gold Trust (the “Trust”) is being duly executed and filed by the undersigned to form a Delaware statutory trust under The Delaware Statutory Trust Act (12 Del. C. § 3801, et seq.) (the “Act”).

FIRST: The name of the Delaware statutory trust formed hereby is Global Currency Gold Trust.

SECOND: The name and the business address of a trustee of the Trust with its principal place of business in the State of Delaware is CSC Trust Company of Delaware, 2711 Centerville Road, Suite 210, Wilmington, New Castle County, DE 19808.

THIRD: This Certificate of Trust shall be effective as of its filing with the Secretary of State of the State of Delaware

FOURTH: Notice is hereby given that the Trust is a series Trust. Pursuant to Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets of such series only and not against the assets of the Trust generally or any other series thereof. Except as otherwise provided in or pursuant to the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

CSC TRUST COMPANY OF DELAWARE, as Trustee

By:	/s/ Joseph McFadden
Name:	Joseph McFadden
Title:	Vice President